Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783


06015435


BAA

14 July 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628


SEC MAIL
RECEIVED
JUL 24 2006
PROCESSING
WASH., D.C.
213
SECTION

Dear Sirs

SUPPL

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Rachel Rowson
Company Secretary

PROCESSED
JUL 25 2006
THOMSON
FINANCIAL

BAA PLC ANNUAL GENERAL MEETING

BAA plc's Annual General Meeting, due to be held today, was adjourned immediately following its commencement to a time and a place and a date to be determined by the board of directors of BAA plc, for which not less than seven days' notice shall be given to shareholders.

A poll was held on the resolution to adjourn the meeting, which was duly passed by the meeting. The numbers of votes cast on the poll were as detailed below:

For: 878,581,288
Against: 4,261